FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUMMARY OF RESOLUTIONS ADOPTED IN THE SHAREHOLDERS' MEETINGS OF TELMEX INTERNACIONAL, S.A.B. DE C.V.

MEXICO CITY, APRIL 29, 2010. TELMEX INTERNACIONAL, S.A.B. DE C.V. ("TELINT" OR THE “COMPANY”) (BMV: TELINT; NYSE: TII; LATIBEX: XTII) ANNOUNCED THAT ITS SERIES "L" SHARES SPECIAL SHAREHOLDERS MEETING AND ITS GENERAL ORDINARY ANUAL SHAREHOLDERS' MEETING WERE HELD YESTERDAY, AND APPROVED, AMONG OTHERS, THE FOLLOWING ISSUES:

SPECIAL SHAREHOLDERS MEETING: THE SERIES "L" SHARES SPECIAL SHAREHOLDERS MEETING RATIFIED MR. FRANCISCO MEDINA CHÁVEZ AS INDEPENDENT DIRECTOR OF THE BOARD OF DIRECTORS CORRESPONDING TO SERIES "L" SHARES.

GENERAL ANNUAL SHAREHOLDS MEETING: THE ANNUAL SHAREHOLDERS' MEETING APPROVED THE FOLLOWING:

  THE CHIEF EXECUTIVE OFFICER'S REPORT REGARDING THE PERFORMANCE OF TELINT AND ITS OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009; THE FINANCIAL STATEMENTS TO THAT DATE; AND THE BOARD OF DIRECTOR'S REPORTS REGARDING THE MAIN ACCOUNTING POLICIES AND INFORMATION CRITERIA FOLLOWED IN THE PREPARATION OF FINANCIAL INFORMATION AND REGARDING THE OPERATIONS AND ACTIVITIES IN WHICH THE BOARD WAS INVOLVED IN, PURSUANT TO THE SECURITIES MARKET LAW, DURING FISCAL YEAR 2009. THE EXTERNAL AUDITOR'S REPORT, THE OPINION OF THE BOARD OF DIRECTORS REGARDING THE CHIEF EXECUTIVE OFFICER'S REPORT AND THE REPORT OF THE AUDIT AND CORPORATE PRACTICES COMMITTEE WERE DULY NOTED.

  MANAGEMENT AND ACTIVITIES OF THE BOARD OF DIRECTORS AND THE AUDIT AND CORPORATE PRACTICES COMMITTEE FOR FISCAL YEAR 2009 WERE RATIFIED.

  APPROVED THAT THE ACCRUED PROFITS BALANCE BE MADE AVAILABLE TO THE SHAREHOLDERS’ MEETING AND/OR THE BOARD OF DIRECTORS FOR ALLOCATION, IN WHOLE OR IN PART, IN THE MANNER AND TERMS THAT ANY OF THE AFORESAID CORPORATE BODIES DEEMS ADVISABLE.

  ACCEPTED THE RESIGNATIONS PREVIOUSLY TENDERED BY MR. JAIME CHICO PARDO AND MR. JORGE ANDRÉS SAIEH GUZMÁN AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY. THE MEETING THANKS THEM FOR ANY ACTS PERFORMED BY THEM IN EXERCISE OF THEIR POSITIONS AND RELEASES THEM FROM ANY FURTHER LIABILITY.

  RATIFIED THE REMAINDER MEMBERS OF THE BOARD OF DIRECTORS AS FOLLOWS:

NON INDEPENDENT DIRECTORS

CARLOS SLIM DOMIT.- CHAIRMAN

ARTURO ELIAS AYUB

OSCAR VON HAUSKE SOLÍS

INDEPENDENT DIRECTORS

LAURA DIEZ BARROSO AZCÁRRAGA

ROBERTO KRIETE ÁVILA

FERNANDO SOLANA MORALES

ANTONIO DEL VALLE RUIZ

MICHAEL BOWLING

RAYFORD WILKINS JR.

LOUIS C. CAMILLERI

INDEPENDENT DIRECTOR ELECTED BY SERIES "L" SHAREHOLDERS

FRANCISCO MEDINA CHÁVEZ

  RATIFIED MR. CARLOS SLIM DOMIT AS CHAIRMAN OF THE BOARD OF DIRECTORS AND RATIFIED MR. EDUARDO ALVAREZ RAMÍREZ DE ARELLANO AND MS. VERÓNICA RAMÍREZ VILLELA AS SECRETARY AND ALTERNATE SECRETARY OF THE BOARD OF DIRECTORS, RESPECTIVELY, WITHOUT BEING MEMBERS OF SUCH BOARD.

  PURSUANT TO ARTICLE 26 OF THE SECURITIES MARKET LAW, INDEPENDENT BOARD MEMBERS WERE QUALIFIED BASED ON THE INFORMATION FILES HELD BY THE COMPANY.

  RATIFIED THE MEMBERS OF THE AUDIT AND CORPORATE PRACTICES COMMITTEE, AS FOLLOWS:

AUDIT AND CORPORATE PRACTICES COMMITTEE

ANTONIO DEL VALLE RUIZ.- CHAIRMAN

FRANCISCO MEDINA CHÁVEZ

FERNANDO SOLANA MORALES

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TELINT IS A MEXICAN HOLDING COMPANY WITH SUBSIDIARIES LOCATED IN BRAZIL, COLOMBIA, ARGENTINA, CHILE, PERU AND ECUADOR. IT AIMS AT PROVIDING A WIDE VARIETY OF TELECOMMUNICATION SERVICES, INCLUDING VOICE, DATA, VIDEO TRANSMISSION, PAID CABLE AND SATELLITE TELEVISION, INTERNET ACCESS AND COMPLETE TELECOMMUNICATION SOLUTIONS AS WELL AS THE SERVICES RELATED TO THE YELLOW PAGE DIRECTORIES IN MEXICO, USA, ARGENTINA, COLOMBIA AND PERU. MORE INFORMATION ABOUT TELINT CAN BE ACCESSED ON THE INTERNET AT WWW.TELMEXINTERNACIONAL.COM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Summary of Resolutions adopted in the Shareholders` meeting of Telmex Internacional, S.A.B. DE C.V.